SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

4 February 2021

Prudential plc appoints Chua Sock Koong and Ming Lu as Non-Executive Directors

Prudential plc (Prudential) has appointed two Non-Executive Directors with pan-Asian experience to join its Board on 1 May 2021.

Chua Sock Koong has 30 years' experience of business leadership and operations throughout Asia. She led Singtel Group, one of Asia's largest telecoms businesses, for 13 years as Group Chief Executive, following seven years as Group Chief Financial Officer. Ms Chua is a Non-Executive Director of Bharti Airtel Limited in India and a Member of Singapore's Council of Presidential Advisors.

Ming Lu has over 30 years' experience of investing and developing businesses throughout the Asia Pacific region. He has been with KKR since 2006 and is currently a Partner and Head of KKR Asia Pacific, playing a leadership role in KKR Asia's growth and expansion. He has held various operating and investing positions throughout his career, including working for eight years at CITIC, one of China's largest businesses. Mr Lu is an independent Non-Executive Director of Jones Lang LaSalle Inc.

Shriti Vadera, Chair of Prudential plc, said: "The Board is appointing individuals with the experience and skills to guide Prudential's transformation into a business focused exclusively on Asia and Africa. I am therefore delighted that Chua Sock Koong and Ming Lu are joining the Board. Chua Sock Koong has had a distinguished career with operational experience in many of our key markets, while Ming Lu has a long track record of investing and developing businesses throughout Asia."

The Board has established for the period up to the 2022 AGM a Responsibility & Sustainability Working Group, to be chaired by Alice Schroeder, which will oversee the embedding of Prudential's new ESG framework and progress on diversity and inclusion initiatives and employee engagement activities. The Board has also made the following changes to Committee membership (effective immediately unless otherwise stated):

-      Jeremy Anderson joins the Responsibility & Sustainability Working Group and steps down from the Nomination & Governance Committee;
-      Fields Wicker-Miurin and Kai Nargolwala also join the Responsibility & Sustainability Working Group;
-      David Law joins the Remuneration Committee and steps down from the Nomination & Governance Committee;
-      Tom Watjen joins the Nomination & Governance Committee; and
-      Amy Yip will join the Audit Committee and step down from the Remuneration Committee (from 3 March 2021).

Contacts

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to Editors

About Chua Sock Koong
Chua Sock Koong led Singtel Group, one of Asia's largest telecoms businesses, for 13 years as Group Chief Executive and seven years as Group Chief Financial Officer. She was appointed as a Member of Singapore's Public Service Commission in January 2009 and became Deputy Chairman in January 2020. Ms Chua sits on the boards of Bharti Airtel Limited, Bharti Telecom Limited, the Defence Science and Technology Agency and Cap Vista Pte Ltd. She is a Member of Singapore's Council of Presidential Advisors and Research, Innovation and Enterprise Council, and is a Fellow Member of the Institute of Singapore Chartered Accountants. She is a CFA Charterholder and holds a degree in Accountancy from the University of Singapore. Age 63.

About Ming Lu
Ming Lu is a Partner and the Head of Asia Pacific at KKR. He joined KKR in 2006 and currently serves as a member of the KKR Asian Private Equity Investment Committee, KKR Asian Portfolio Management Committee and KKR Investment, Management and Distribution Committee. Mr Lu has played a significant role in private equity investments across Asia Pacific. Since 2018, he has played a leadership role in KKR Asia's growth and expansion, including serving as a member of the Asian Infrastructure Investment Committee and Asian Real Estate Investment Committee. He is a Non-Executive Director of Jones Lang LaSalle, Inc. and a director of Goodpack Limited. He was previously a Partner at CCMP Capital Asia (formerly J.P. Morgan Partners Asia). At J.P. Morgan Partners Asia, Mr Lu was responsible for investments in the automotive, consumer and industrial sectors in Korea, China, Japan, Australia and South East Asia. Prior to joining J.P. Morgan Partners Asia in 1999, Mr Lu was President of Asia Pacific at Lucas Varity, a leading global automotive component supplier. From 1993 to 1997, Mr Lu worked for Kraft Foods International Inc. From 1985 to 1993, he worked for CITIC, the largest direct investment firm in China. Mr Lu received a B.A. in Economics from Wuhan University of Hydroelectrical Engineering in China and an M.B.A. from University of Leuven in Belgium. Age 62.

Shareholding
Neither Ms Chua nor Mr Lu hold any interest in any shares of Prudential plc.

Length of service
Non-Executive Directors are usually appointed for an initial three-year term. They are typically expected to serve for two three-year terms, although the Board may invite them to serve for an additional period.

Remuneration
Non-Executive Directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

The annual fee for Ms Chua and Mr Lu at appointment as Non-Executive Directors will consist of a basic fee of £99,000 each.

Regulatory disclosures
Ms Chua and Mr Lu are considered independent for the purposes of the UK Corporate Governance Code and the Hong Kong Listing Rules.

Ms Chua and Mr Lu will join the Board of Prudential Corporation Asia Limited, a wholly owned subsidiary of Prudential, on 1 May 2021. Following the change of Group-wide supervisor in October 2019 to the Hong Kong Insurance Authority, the composition of the Board of Prudential Corporation Asia Limited mirrors the Prudential Board.

Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 February 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary